OLDWEBSITES.COM, INC.
175 East, 400 South, Suite 900
Salt Lake City, Utah, 84111
(801) 531-0404

United States Securities and Exchange Commission	October 19, 2009

Washington, DC, 20549

Att:  Michael F. Johnson

Re:  Oldwebsites.com, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed September 25, 2009
        File No. 000-52546

Matter:  Response to comments received on October 6, 2009

Dear Mr. Johnson

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of September 25, 2009.  Please refer to the following responses:

1.	The information required by Item 3 of Schedule 14A has been updated in the proxy statement. All new entries or additions to the proxy are tracked within the document.
2.
The interests of our officers and directors in the transaction to be acted upon, as required by Item 5 of Schedule 14A in regards to Messrs. James and Paul Roszel and other directors in the proposed sale of the in-tangible assets of Oldwebsites.com Inc to Cooksmill NetSystems Inc. – these interests are addressed under the Directors and Executive Officers section of the proxy statement; Mr. Paul Roszel and subsequently his son James, are deemed to be the beneficial owners of Cooksmill NetSystems Inc.  Cooksmill NetSystems Inc, Paul Roszel and his immediate family, including James Roszel as related parties with a conflict of interest in this proposal, will withhold their votes from this proposal, allowing the minority shareholders to vote on this matter.

3.	The information required by Item 7 of Schedule 14A has been revised
4.
The proxy statement has been revised to provide the information required by Item 9 (c) and (e)(1)-(6) of Schedule 14A in regards to the attendance of the independent public accountants to the Annual Meeting.  The table has been revised to include the audit fees for the last two fiscal years.

5.	The discussion on the sale of the assets of the Company has been revised.
6.
The proposal of the sale of the assets of the Company has been revised to discuss a) the reasons for the proposed sale, b) why the sale is in the best interests of the shareholders – advantages and disadvantages, c) accounting treatment of the transaction, d) federal income tax consequences. e) dissenters’ rights have been added to the proxy statement.

7.	A description of the terms of the loan made by Cooksmill NetSystems to Oldwebsites.com Inc has been added.
8.
The section has been revised to disclose that Mr. Paul Roszel a director of the Company and his immediate family, including James Roszel, President, Chief Executive Officer and a Director of the Company, control the entity purchasing the assets of the Company.  The section has been revised to discuss how the Company is no longer sustainable, how Cooksmill NetSystems Inc. will purchase the operating assets of the Company in exchange for the debt owing to Cooksmill NetSystems Inc., that Mr. Roszel and his son James are on the board of directors and as such this presents a conflict of interest in negotiations and statement of fairness and that as such this matter is being referred to the shareholders to vote on, with Mr. Roszel, his family, James Roszel and Cooksmill NetSystems Inc withholding their votes as related parties to this transaction.

9.
The proxy statement has been revised to disclose that if the shareholders approve the sale of the assets of the Company, there will be no material assets or liabilities remaining within the Company,  and the debt owing to Cooksmill NetSystems Inc will be retired, and the Company will continue to be a fully reporting publicly traded corporate shell.  A statement has been added that the shareholders will not receive any consideration as a result of the sale.

10.
The proxy statement has been revised to include the interim financial statements of June 30, 2009.  This proxy statement does not constitute a registration statement under Form S-4 and no securities will be issued in connection with our proxy statement.  Therefore, we believe the information you have specified under Item 14(c)(1) of Schedule 14A is not applicable.

In connection with responding to the comments received on October 6, 2009 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we have re-scheduled the date of record and the date of the Annual Meeting to accommodate compliance of filing a definitive proxy statement and mailing the proxy solicitations to the shareholders.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact our counsel

STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111
801 578-3283

Sincerely,

_____________________________
James Roszel, President and CEO
October 19, 2009

CC:  Steven L. Taylor, Esq.
        Steven L. Taylor, PC